Exhibit 99.1 LVFHF Form 6K August 29, 2006

Symbols: LVH .TSX Venture Exchange
LVFHF.OTC Bulletin Board
LVH. Berlin & Frankfurt Stock Exchanges

Las Vegas From Home.com Entertainment Reports its 2006 Second Quarter Results

22% year-over-year Q2 2006 revenue growth

Vancouver, British Columbia, August 29, 2006 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) today announced results from operations for its second quarter period ended June 30, 2006.

All financial figures are in Canadian dollars.

Q2 Fiscal 2006 Financial Results:-

Second quarter revenues were $3,258,201 as compared with revenues of $2,676,154 in the same period a year ago, representing growth of 22% year-over-year.  The Company experienced a 13 % decline in revenues when compared to the immediately preceding quarter ended March 31, 2006 of $3,741,055.  This was mainly attributable to the fact that Q2 is usually softer and licensing revenue from third parties fell in the quarter, something the Company expects should correct itself in the future.  Consequently, the Company had a net loss for the quarter of $853,501 as compared to a net gain of $385,773 in the second quarter of Fiscal 2005.

“Our core day to day operating business continues to perform, however, the combination of software delays of both of our platforms and higher operating costs, in particular marketing expenses, negatively impacted Q2.  We expect to reverse these results with the imminent launch of our new software as well as consolidating operations, both of which are well underway.  We are still very confident in the future with our Asian Software platform.  We have relationships with leading Asian sportsbooks that already have well established payment infrastructure.  They will be adding our games to their platforms, thus we are in a much better position to tap into the Asian market.”  Mr. Kalpakian adds, “Also the Company’s marketing arm is undergoing a transition which we expect will be positively reflected in future results.  Despite the weaker quarter, the Company’s management is confident its diversification to, and focus on, specialized or niche markets will add to shareholder value in the future.  As a result of this confidence, the Company’s board of directors is considering a normal course issuer bid of its securities.”

Outlook 2006

Despite ongoing legal concerns for the industry, operating trends remain generally positive but consolidation within the industry remains inevitable at the operating level.

For any company to remain competitive in the industry, it must either offer a full choice of verticals to the gaming customer or carve either a dominant or niche space in the marketplace.  The large number of online gaming sites and the increasingly higher barriers to profitable scale mean that consolidation will be seen by many operators as an attractive exit going forward.

The Company is continually seeking to find opportunities where it can leverage its database into other game verticals with another operator to take advantage of operating synergies.

The Company’s core business was slightly weaker in Q2 as a result of seasonal activity and software delays but the Company is optimistic that it has laid the groundwork for a stronger second half of the year.

The stronger results are expected as a result of software upgrades to its current system, the addition of real money black jack plus other new games and the introduction of several larger industry operators as new licensees.

For 2006, the Company is revising its revenue expectations between $13.5 - $16 million alone from its current poker concentrated software offering.  This forecast still represents a healthy increase from the previous year.

In addition to the above, a new stream of revenue is also expected to be generated with the launching of a separate Asian Software platform, which is now scheduled for release in Q3.

This Asian initiative will not only lessen the Company’s dependence on its current business derived from one specific region, it could possibly fuel strong growth by introducing “Early or First to Market” software of already recognized and popular games in that market not yet found on the internet.

While it is pre-mature to estimate what revenue the new Asian Software platform will generate, the Company is hopeful the combination of its unique software, early or first mover advantage coupled with promising relationships will generate positive results.

LVFH’s financial statements for the second quarter ended June 30, 2006, are available on SEDAR at www.sedar.com.

Conference Call:

Date:	Tuesday, August 29, 2006
Time:	5:00 pm (Toronto time)
Local/Intl dial in number:	1 (416) 642-5212
Toll Free – North America:	1 (866) 321-6651

To participate in the call, please dial 1 (416) 642-5212 or 1 (866) 321-6651 five to ten minutes prior to the 5:00 pm start of the teleconference call.

This conference call will be recorded and made available for replay two hours after the completion of the call, up until midnight September 5, 2006.  To listen to the replay, please dial (416) 915-1028 or 1 (866) 244-4494, and enter pass code 538321.  In addition and after September 5, 2006, you may access the audio recording by visiting www.lvfh.com and clicking on Investor Information.

LAS VEGAS FROM HOME.COM

   ENTERTAINMENT INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian dollars)

SIX MONTH PERIOD ENDED JUNE 30, 2006

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Canadian Dollars)

(Unaudited – Prepared by Management)

	June 30	December 31
	2006	2005
	(unaudited)	(audited)
ASSETS
Current
Cash & term deposit	$8,214,864	$8,408,620
Marketable securities (note 5)	139,293	379,236
Accounts receivable (note 6)	1,572,218	1,801,274
Due from related parties (note 11(c))	727	4,740
Prepaids & security deposits	45,616	27,499
	9,972,718	10,621,369

Acquisition of three card games Software (note 12)	2,401,200	-
Equipment & Software Development (note 8)	2,558,533	2,198,239

Total Assets	$14,932,451	$12,819,608

LIABILITIES
Current
Customer deposits, accounts payable & accrued Liabilities (note 7)	$2,153,104	$2,111,066
Due to related parties (note 11(b))	9,685	60,929
Obligation under capital lease (note 9)	11,746	20,268
	2,174,535	2,192,263
Long term portion of Obligation under capital lease	-	2,550

Total Liabilities	2,174,535	2,194,813

SHAREHOLDERS’ EQUITY (DEFICIENCY)

Capital stock (note 10(b))	29,684,910	27,096,835
Contributed Surplus (note 10(e))	2,389,773	2,306,354
Deficit	(19,316,767)	(18,778,394)

	12,757,916	10,624,795

Total Liabilities & Stockholders’ Equity	$14,932,451	$12,819,608

Commitments and Subsequent Events (notes 14 & 15)

On behalf of the Board,

  “Bedo H. Kalpakian”

  “Neil Spellman”

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Balance Sheets

June 30, 2006 and December 31, 2005

(Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	$3,258,201	$2,676,154	$6,936,922	$4,760,210
Interest	73,326	8,470	135,660	9,725
	3,331,527	2,684,624	7,072,582	4,769,935
Expenses
Accounting and audit	66,424	12,800	104,009	34,587
Advertising and promotion	1,899,659	1,006,807	3,441,676	1,753,776
Amortization	169,886	72,861	312,494	138,197
Bank charges, interest and foreign exchange	113,231	753	119,260	3,126
Commission fees	14,030	24,710	26,730	24,710
Consulting and professional fees	53,449	145,109	128,203	235,236
Donations	5,000	15,000	6,000	25,000
Legal	4,696	17,112	13,438	29,074
Licensing fees	29,904	16,552	47,206	16,552
Management fees	90,000	45,000	180,000	90,000
Office	160,903	108,324	269,260	153,140
Regulatory and transfer agent fees	2,112	23,411	3,582	25,509
Rent	181,641	97,829	318,632	176,454
Salaries and benefits	1,002,976	469,089	1,832,008	803,341
Shareholder communication	8,179	10,383	8,179	10,633
Telephone	21,464	16,936	38,774	26,313
Transaction fees	239,487	205,824	514,660	382,112
Travel, meals and entertainment	121,987	107,733	205,717	189,455
	4,185,028	2,396,233	7,569,828	4,117,215
Gain/(loss) before other items	(853,501)	288,391	(497,246)	652,720

Other items
Write down of securities	-	-	41,127	-
Gain on settlement of debt	-	97,382	-	97,382
	-	97,382	41,1,27	97,382
Net gain/(loss) for period	(853,501)	385,773	(538,373)	750,102

Deficit, beginning of period	(18,463,266)	(19,502,806)	(18,778,394)	(19,867,135)

Deficit, end of period	(19,316,767)	(19,117,033)	(19,316,767)	(19,117,033)

Weighted average number of shares	97,203,825	77,925,844	97,203,825	77,925,844
Net and fully diluted gain/(loss) per common share	(0.009)	0.005	(0.006)	0.01

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Consolidated Statements of Cash Flows

Six Months Ended June 30

(Canadian Dollars)

(Unaudited – Prepared by Management)

	Three Months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash provided by (used for)

Operations
Net gain/(loss)	$(853,501)	$385,773	$(538,373)	$750,102
Items not affecting cash
Amortization	169,886	72,861	312,494	138,197
Capitalization of deferred amortization on software development	-	3,737	-	7,677
Write down of securities	-	-	41,127	-
Foreign exchange	-	7,377	-	-
Stock-based compensation	8,649	150,034	83,419	150,034
Three card games software	(2,401,200)	-	(2,401,200)	-

Operating Cash Flow	(3,076,166)	619,782	(2,502,533)	1,046,010

Changes in non-cash working capital:
Accounts receivable	(180,542)	279,719	229,056	(16,098)
Prepaids & security deposits	(2,686)	(732)	(18,117)	86,897
Due from related party	(727)	(132,636)	4,013	(259,453)
Accounts payable and accrued Liabilities	(182,914)	260,919	42,038	180,416
Due to related parties	(89,310)	(11,494)	(51,244)	(8,525)
	(456,179)	395,776	205,746	(16,763)
	(3,532,345)	1,015,558	(2,296,787)	1,029,247
Financing
Common shares issued net of issue costs	2,448,360	888,280	2,588,075	1,791,000
Capital subscriptions	-	683,470	-	1,133,470
Repayment of capital lease	(5,332)	(4,935)	(11,072)	(9,630)
Other obligations (loans payable)	-	(210,350)	-	(516,008)
	2,443,028	1,356,465	2,577,003	2,398,832

Investing
Equipment	(531,205)	(541,960)	(541,812)	(565,927)
Proceeds on sale of marketable securities	(50,100)	-	198,816	-
Additions to software development	-	(235,236)	(130,976)	(470,357)
	(581,305)	(777,196)	(473,972)	(1,036,284)
Outflow of Cash
Increase in cash and cash equivalents	(1,670,622)	1,594,827	(193,756)	2,391,795

Cash and cash equivalents, beginning of period	9,885,486	776,251	8,408,620	(20,717)

Cash and cash equivalents, end of period	8,214,864	2,371,078	8,214,864	2,371,078

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
1st Floor, 1255 West Pender Street,
Vancouver, British Columbia V6E 2V1
Tel: (604) 681-0204
Fax: (604) 681-9428
Email: Info@lvfh.com
Website: www.lvfh.com